Exhibit (a)(2)(i)
June 16, 2008
Dear Unit Holder:
On June 6, 2008, Apache Offshore Investment Partnership (the “Partnership”), and Apache Corporation, as managing partner, received notice of an unsolicited tender offer for 207 units, 20 percent of the Partnership’s total units outstanding. The offer and associated documents (the “MPF Offer”), copies of which will be mailed to you under separate cover, is being made by Mackenzie Patterson Fuller, LP on behalf of a number of investment funds they manage (the “MPF Group”).
Please read the MPF Offer documents and the enclosed Schedule 14D-9 carefully. As explained more fully in the Schedule (filed by the Partnership with the SEC in response to the MPF Offer), Apache Corporation expresses no opinion with respect to the MPF Offer. We neither recommend nor oppose the MPF Offer.
Acceptance or rejection of the MPF Offer is entirely up to you. Apache Corporation, as the holder of 53.1 units in the Partnership, does not intend to submit its units in this offering.
The MPF Offer of $13,850 per unit, open from June 6, 2008 through July 18, 2008, is deemed by the MPF Group to be a 5 percent premium over the Partnership’s most recent semiannual Right of Presentment offer of $13,225 per unit. That Right of Presentment offer closed on May 23, 2008, and checks for $13,757 per unit ($13,225 plus interest through June 5), were mailed to presenting partners on June 5, 2008.
The MPF Offer does not purport to be fair market value and it may be substantially different therefrom.
Please consult your tax advisor on questions regarding the impact of the sale of your interests under the MPF Offer. Should you have any other questions about the MPF Offer, contact MacKenzie Patterson Fuller, LP at 1-800-854-8357. For general questions about the Partnership, you may call me at 1-713-296-6690.
Very truly yours,
/s/ David C. Higgins
David C. Higgins
Director, Public Affairs